Exhibit 21.1

Exhibit 21.1

Name of Subsidiary	Country of Incorporation	Percentage of Voting Interests
Daiichi Pure Chemicals Co., Ltd.	Japan	100%
Daiichi Radioisotope Laboratories, Ltd.	Japan	100%
Daiichi Fine Chemical Co., Ltd.	Japan	100%
Saitama Daiichi Pharmaceutical Co., Ltd.	Japan	100%
Daiichi Suntory Pharma Co., Ltd.	Japan	66%
Daiichi Pharmaceutical Corporation	Delaware, United States	100%